Exhibit 12

TXU ELECTRIC DELIVERY COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2006	2005	2004	2003	2002
	millions of dollars, except ratios
EARNINGS:
Income from continuing operations	$344	$351	$255	$258	$245
Add: Total federal income taxes	170	174	116	126	118
Fixed charges (see detail below)	295	281	287	309	274

Total earnings	$809	$806	$658	$693	$637

FIXED CHARGES:
Interest expense, excluding capitalized interest	$292	$275	$283	$304	$270
Rentals representative of the interest factor	3	6	4	5	4

Total fixed charges	$295	$281	$287	$309	$274

RATIO OF EARNINGS TO FIXED CHARGES	2.74	2.87	2.29	2.24	2.32